Exhibit 15.4

June 27, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated June 27, 2022, of Onion Global Limited and are in agreement with the statements contained in the first and third to fifth paragraphs on page 134 with reference to us therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare consolidated financial statements, included in the fourth paragraph of Item 16F on page 134 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2018, 2019 and 2020 consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

Guangzhou, The People’s Republic of China